EXHIBIT 14.1

Special Public Company Code of Ethics

As a public company it is of critical importance that MDSI’s filings with applicable securities regulations be accurate and timely. Directors and officers will, and other employees and consultants may, be called upon to provide information to assure that the Company’s public reports are complete, fair and understandable. MDSI expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

All directors, officers, employees and consultants are bound by the following Public Company Code of Ethics, and by accepting the Code of Business Conduct, each agrees that he or she will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

•	Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that MDSI files with, or submits to, government agencies and in other public communications.

•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

•	Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one’s work will not be used for personal advantage.

•	Proactively promote and be an example of ethical behavior as a responsible partner among peers, in the work environment and the community.

•	Achieve responsible use of and control over all assets and resources employed or entrusted.

•	Promptly report to the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or business ethics or any provision of the Company’s Codes of Conduct, including any transaction or relationship that reasonably could be expected to give rise to such conflict.

Although the Public Company Code of Ethics applies to all directors, officers, employees and consultants, the Company’s directors, Chief Executive Officer and Finance Department bear a special responsibility for promoting integrity throughout the organization. They have a special role both to adhere to these principles themselves and also to ensure that a culture exists throughout the Company as a whole that ensures the fair and timely reporting of MDSI’s financial results and condition.

Employees and consultants with questions regarding the Public Company Code of Ethics should contact their supervisors, who may refer the matter to the Legal Department or to the Audit Committee. Directors and officers should refer their questions to the Legal Department or to the Audit Committee.

MDSI’s Board of Directors has the sole authority to grant waivers of this Code to directors, executive officers and members of the Finance Department. Waivers may be granted to other employees and consultants by the Board or any person or committee to whom the Board has delegated such authority. Depending upon the person’s position at MDSI, the Company may be required to report any such waivers to its shareholders and/or in its public filings. The Company will report waivers of this Code as required by applicable laws and regulations. Any person seeking a waiver of this Code should contact the Chairman of the Audit Committee.

Violations of this Public Company Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that my result in personnel action, including termination of employment. Any employee who becomes aware of any contravention of this Public Company Code of Ethics should report the matter promptly to his or her supervisor, who should report the matter to the Chairman of the Audit Committee; however, if the employee is uncomfortable reporting the violation to his or her supervisor, the employee may instead make a confidential, anonymous report directly to the Chairman of the Audit Committee. The Chief Executive Officer and any director who becomes aware of any contravention of this policy should always report the matter directly to the Chairman of the Audit Committee.

It is against MDSI’s policy to retaliate against any director, officer, employee or consultant for good faith reporting of violations of this Code. Any such retaliation is itself a violation of this Code.

The authority to determine violations of this Code is vested in the Audit Committee. The Audit Committee is also vested with the authority to recommend specific disciplinary actions for violations of this Code. Supervisors are responsible for working with the Audit Committee to ensure that enforcement of this Code is prompt, consistent and fair. Quorum, voting and other matters pertaining to meetings of the Audit Committee will be governed by the Audit Committee’s terms of reference.

The following guidelines apply to enforcement of the Public Company Code of Ethics:

•	the Audit Committee may undertake such investigation and consider such evidence as it deems appropriate;

•	the Audit Committee may consider such advice of employees, officers, directors, consultants, outside counsel and other advisers as it deems appropriate;

•	the Audit Committee may, but is not required to, inform a person that he or she has been accused of a violation of this Code;

•	the Audit Committee may, but is not required to, permit a person accused of a violation to make written submissions to the Audit Committee and/or attend the Audit Committee meeting at which the matter is to be considered;

•	if the Audit Committee determines that a person has violated this Code, the Audit Committee will communicate in writing its decision to that person, his or her supervisor and any other persons it deems appropriate; and

if a person found to have violated this Code was not informed of the accusation prior to the Audit Committee meeting at which the determination was made, such person will be entitled to submit written evidence to the Audit Committee no later than thirty (30) days after the date of initial determination, and to have the Audit Committee reconsider its decision at its next schedule meeting. The Audit Committee may, but is not required to, permit the person to attend the Audit Committee meeting at which such additional evidence is to be considered.